To: The Various Securities Regulatory Authorities of the Provinces of Canada

We are the auditors of Breitburn Energy Company LLC (the "corporation") and under date of March 26, 2004 we reported on the following consolidated financial statements of the corporation included in the prospectus of Provident Energy Trust relating to the offering of 12.1 million Trust Unites and $50 million Convertible Unsecured Subordinated Debentures:

  Balance sheets as at December 31, 2003 and 2002;

  Statements of operations, comprehensive income, members' equity and cash flows for each of the years in the two year period) ended December 31, 2003.

The prospectus also includes the following unaudited interim financial statements of the corporation:

  Balance sheet as at March 31, 2004;

  Statements of operations, comprehensive income (loss), and cash flows for the three-month periods ended March 31, 2004 and 2003

  Statements of members equity (deficit) for the three-month period ended March 31, 2004.

We have not audited any financial statements of the corporation as at any date or for any period subsequent to December 31, 2003. Although we have performed an audit for the year ended December 31, 2003, the purpose and, therefore, the scope of the audit was to enable us to express our opinion on the financial statements as at December 31, 2003 and for the year then ended, but not on the financial statements for any interim period within that year.  Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, or on the financial position, results of operations or cash flows of the corporation as at any date or for any period subsequent to December 31, 2003.

We have, however, performed a review of the unaudited interim financial statements of the corporation as at March 31, 2004 and for the three-month periods ended March 31, 2004 and 2003.  We performed our review in accordance with United States of America generally accepted standards for review of interim financial statements by an entity's auditor.  Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussion with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all-significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with United States of America generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is address in discharging their responsibilities and should not be used for any other purpose.  Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties.  We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions takes based on this letter.

Los Angeles, California
June 28, 2004